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VIA EDGAR

December 2, 2024

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, NE

Washington, D.C. 20549

Attn: Eric McPhee, Kristina Marrone, Ronald (Ron) E. Alper and Jeffrey Gabor

Re:	A Paradise Acquisition Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 23, 2024
CIK No. 0001956439

To Whom It May Concern:

On Behalf of A Paradise Acquisition Corp. (the “Company,” “we,” “our” or “us”), we respond to the comment letter (the “Staff Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 19, 2024, regarding the draft Registration Statement on Form S-1 submitted to the Commission on October 23, 2024 (the “Draft Registration Statement”). The Company is concurrently filing Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”) which, among other things, responds to the Staff’s comments set forth in the Staff Letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to pages of Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed October 23, 2024

Cover page

1.	We note the indirect purchase of non-voting interests by the non-voting sponsors investors. Please revise to clarify whether the indirect purchase of private placement warrants by non-voting sponsors investors is conditioned upon their purchase of units in the offering, or vice versa. Also, please revise to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-voting sponsors investors.

Response: The Company has revised the disclosure on the cover page and on the cover page and pages 1, 33, 92, 203, 205, 246 of Amendment No. 3 in response to the Staff’s comment.

Summary

Our Founder's Experience, page 3

2.	With respect to the de-SPAC transactions with MultiMetaVerse and NewGenIVF, please revise to disclose additional information regarding the de-SPAC transactions, including the financing needed for the transactions and the level of redemptions. With respect to A SPAC II and III, please revise to highlight any potential target business industry overlap with yours, A SPAC II's original termination date, the new extended termination date, and the amount remaining in the trust account. In addition, revise your disclosure here to discuss the high level of competition you may face in pursuing business combination transaction candidates and also explain that the competition may negatively impact the acquisition terms you are able to negotiate.

Response: The Company has revised the disclosure on the cover page and on pages 3 and 4 of Amendment No. 3 in response to the Staff’s comment.

Initial Business Combination, page 6

3.	We note your disclosure that you will obtain an opinion from an independent accounting firm or independent investment banking firm if the target is affiliated with your sponsor, officers, or directors. Please revise your disclosure to clarify, if true, that a target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity.

Response: The Company has revised the disclosure on the cover page and on pages 8, 50, 72, 149, 167, 171 and 200 of Amendment No. 3 in response to the Staff’s comment.

Sponsor Information, page 14

4.	Please revise to clarify, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page and on page 16 of Amendment No. 3 in response to the Staff’s comment.

5.	We note the disclosure here and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company has revised the disclosure on the cover page and on page 88 of Amendment No. 3 in response to the Staff’s comment.

The Offering, page 20

6.	Please revise each subsection where you discuss voting requirements, and elsewhere as appropriate, to clarify the potential impact of non-voting sponsor investors on approving a business combination. In this regard, we note the disclosure on page 88 that you would not need any additional public shares sold in this offering to be voted in favor of your initial business combination in the event that the non-voting sponsor investors purchase the full amount of units.

Response: The Company has revised the disclosure on the cover page and on pages 30, 41, 56 and 176 of Amendment No. 3 in response to the Staff’s comment.

Anticipated expenses and funding sources, page 32

7.	Please revise this section or include a new section within the Summary under an appropriate subsection to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K.

Response: The Company has revised the disclosure on page 39 of Amendment No. 3 in response to the Staff’s comment.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

Election to remain an investor, page 181

8.	We note your disclosure that if shareholder approval is sought for the initial business combination, you expect that a final proxy statement would be mailed to shareholders at least 10 days prior to the shareholder vote. Please revise to reconcile this disclosure with Rule 14a-6, which requires that the proxy statement of a special purpose acquisition company and relating to a de-SPAC transaction must be distributed to security holders no later than the lesser of 20 calendar days prior to the shareholder meeting date or the maximum number of days permitted for disseminating the proxy statement under the applicable laws of the jurisdiction of incorporation or organization.

Response: The Company has revised the disclosure on the cover page and on pages 186 and 213 of Amendment No. 3 in response to the Staff’s comment.

Principal Shareholders, page 199

9.	Please revise the table to include the correct name of the sponsor.

Response: The Company has revised the disclosure on the cover page and on page 203 of Amendment No. 3 in response to the Staff’s comment.

Signatures, page II-5

10.	Please identify the principal accounting officer or controller. In addition, please revise your signatures to include at least a majority of the board of directors on the effective date, or, if your director nominees will become directors after effectiveness or upon closing, please revise to specifically clarify. See Instructions to Signatures for Form S-1.

Response: The Company has revised the disclosure on the cover page and on pages 5, 6, 147, 191, 192, 193, 195, 196 and II-5 of Amendment No. 3 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and Amendment No. 3. If you have further comments, please feel free to contact to our partner, Jeffrey Cohen, at jeffrey.cohen@linklaters.com, or by telephone at (212) 903-9014, and our partner Xiaoxi Lin, at xiaoxi.lin@linklaters.com.

Sincerely,

/s/ Xiaoxi Lin
Xiaoxi Lin
Partner

cc:   Claudius Tsang, Chairman, Chief Executive Officer and
Chief Financial Officer, A Paradise Acquisition Corp.

Jeffrey Cohen, Partner, Linklaters LLP